Exhibit 2.1

OMNIBUS AMENDMENT

THIS OMNIBUS AMENDMENT (this “Amendment”) is made and entered into as of July 10, 2015, by and among SFX Entertainment, Inc., a Delaware corporation (the “Company”), SFXE Merger Sub Inc., a Delaware corporation (“Merger Sub”), SFXE Acquisition LLC, a Delaware limited liability company (“Purchaser”), Sillerman Investment Company III LLC, a Delaware limited liability company (“SIC”) and Robert F. X. Sillerman (Mr. Sillerman and SIC together, the “Stockholders”). All capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Merger Agreement (as defined below).

RECITALS

WHEREAS, Purchaser, Merger Sub and the Company are parties to the Agreement and Plan of Merger, dated as of May 26, 2015 (the “Merger Agreement”), pursuant to which the parties intend that Merger Sub be merged with and into the Company (the “Merger”), with the Company surviving the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the provisions of the General Corporation Law of the State of Delaware, as amended; and

WHEREAS, in connection with the execution of the Merger Agreement, the Stockholders entered into a Voting and Support Agreement with the Company (the “Voting Agreement”) pursuant to which the Stockholders have agreed to, among other things, vote their shares in favor of the adoption of the Merger Agreement and any Superior Proposal that meets certain criteria specified in the Voting Agreement; and

WHEREAS, in accordance with Section 9.7 of the Merger Agreement and Section 7.4 of the Voting Agreement, the parties desire to amend certain provisions of the Merger Agreement and the Voting Agreement;

NOW THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound hereby, Purchaser, Merger Sub, the Stockholders and the Company hereby agree as follows:

1.                                      Amendment to Section 6.4 of the Merger Agreement.

(a)                                 The first sentence of Section 6.4(a) of the Merger Agreement is hereby amended such that the term “No-Shop Period Start Date” shall refer to 5:01 p.m. (Eastern Time) on July 24, 2015.  Accordingly, any reference in the Merger Agreement (including Sections 2.1(a), 3.2(b), 6.4, 6.7 and 8.3(a)(iii) thereof) or the Voting Agreement (as amended hereby)) to the “No-Shop Period Start Date” shall mean 5:01 p.m. (Eastern Time) on July 24, 2015.

(b)                                 During the period between the date of this Amendment and 5:01 p.m. (Eastern Time) on July 24, 2015 (the “Go Shop Extension Period”), the Company may terminate the Merger Agreement pursuant to Section 8.1(c)(i) thereof without complying with the requirements set forth in subsections (i), (ii) or (iii) of the first proviso in Section 6.4(d) of the Merger Agreement or in clause (i) of the second proviso in Section 6.4(d) of the Merger Agreement (beginning “provided, further”); it being agreed and acknowledged that the Company shall be required to comply with requirements of the second proviso in Section 6.4(d) (other than clause (i) thereof) in connection with the any termination of the Merger Agreement to enter into a Definitive Transaction Agreement.  For the avoidance of doubt, in the event the Company intends to terminate the Merger Agreement pursuant to Section 8.1(c)(i) of the Merger Agreement after the Go Shop Extension Period, the Company shall comply with subsections (i), (ii) and (iii) of the first proviso in Section 6.4(d) of the Merger Agreement and clause (i) of the second proviso in Section 6.4(d) of the Merger Agreement in connection with any such action.

2.                                      Amendment to Section 6.7 of the Merger Agreement.  The first sentence of Section 6.7 of the Merger Agreement is hereby amended by changing “ten (10) days” to “fifteen (15) days” and changing “ten (10)-day period” to “fifteen (15)-day period”.

3.                                      Amendment to the Voting Agreement.  The term “Minimum Amount” in Section 2.1 of the Voting Agreement is hereby amended and restated as follows:

“Minimum Amount” means the amount of the Per Share Cash Consideration plus an amount equal to 2.5% of the Per Share Cash Consideration; provided, however, solely with respect to any Superior Proposal in respect of which the Company terminates the Merger Agreement during the Go Shop Extension Period, the Minimum Amount shall mean the amount of the Per Share Cash Consideration.

4.                                      Effect on Merger Agreement and Voting Agreement.  This Amendment shall amend and supersede the Merger Agreement, the Voting Agreement and the agreements specifically contemplated or referenced therein to the extent of the terms hereof.  The Merger Agreement, the Voting Agreement and the agreements specifically contemplated therein, except as amended and superseded hereby, are and shall remain in full force and effect.  In the event of a conflict of the terms of this Amendment, on the one hand, and the Merger Agreement, the Voting Agreement and the agreements specifically contemplated or referenced therein, on the other hand, the terms of this Amendment shall control.  From and after the date hereof, (a) each reference in the Merger Agreement to “this Agreement”, “hereof”, or “hereunder” or words of like import, and all references to the Merger Agreement in any and all agreements, instruments, documents, notes, certificates and other writings of every kind and nature shall be deemed to mean the Merger Agreement, as modified by this Amendment, and (b) each reference in the Voting Agreement to “this Agreement”, “hereof”, or “hereunder” or words of like import, and all references to the Voting Agreement in any and all agreements, instruments, documents, notes, certificates and other writings of every kind and nature shall be deemed to mean the Voting Agreement, as modified by this Amendment.

5.                                      Entire Agreement.  This Amendment, together with the Merger Agreement, the Voting Agreement and the agreements specifically contemplated or referenced therein, constitutes the entire agreement between the parties with respect to the subject matter hereof and thereof and supersedes all other prior agreements and understandings, both written and oral, between the parties or any of them with respect to the subject matter hereof.

6.                                      Choice of Law.  This Amendment and its validity, construction, enforcement and interpretation shall be interpreted, governed by and construed in accordance with the law of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof.

7.                                      Counterparts; Facsimile Signatures.  This Amendment may be executed by facsimile or other electronic means in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed on its behalf by its officers thereunto duly authorized, all as of the day and year first above written.

SFX Entertainment, Inc.

By:	/s/ Richard Rosenstein
	Name:	Richard Rosenstein
	Title:	Chief Financial Officer

SFXE Merger Sub Inc.

By:	/s/ Robert Sillerman
	Name:	Robert F.X. Sillerman
	Title:	President

SFXE Acquisition LLC

By:	/s/ Robert Sillerman
	Name:	Robert F.X. Sillerman
	Title:	Sole Member

SILLERMAN INVESTMENT COMPANY III LLC

By:	/s/ Robert Sillerman
	Name:	Robert F.X. Sillerman
	Title:	Manager and Sole Member

Robert F.X. Sillerman